07024689

RECEIVED

2007 JUN 25 A 5: 29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 21, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 064/2007**

  Subject: Additional notification of investment in Bridge Mobile Pte Ltd. – Singapore.

  Date: June 21, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 21, 2007

AIS-CP 064/2007

June 21, 2007

Subject: Additional notification of investment in Bridge Mobile Pte Ltd. – Singapore

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. AIS-CP 063/2007 on June 18, 2007.
Re: Execution of Joint Venture Agreement in Bridge Mobile Pte Ltd. – Singapore

According to the referred letter, Advanced Info Service Public Company Limited (the "Company" or "ADVANC") would like to file additional information of the investment in Bridge Mobile Pte Ltd. – Singapore ("Bridge") as follows:

1. The Company will invest in Bridge approximately $2.7 million or approximately 2.2 million shares;

2. Partnership of Bridge comprises of 10 leading mobile operators in Asia-Pacific, namely Bharti Aritel (India), CSL (Hong Kong), Globe Telecom (Philippines), Maxis (Malaysia), SingTel Mobile (Singapore), SingTel Optus (Australia), SK Telecom (Korea), Taiwan Mobile (Taiwan), Telkomsel (Indonesia) and ADVANC (Thailand) each investing 10% stake.

END